Investor Relations

Holcim

Holcim Ltd
Zürcherstrasse 170
CH-8645 Jona

Phone +41 58 858 87 20
Fax +41 58858 86 69

Fax

To:	File No. 82-4093
cc:	
Company:	Securities and Exchange Commission, Washington D.C. 20549
Fax number:	001 202 942 95 25
From:	Daniela Lengg daniela.lengg@holcim.com
Date:	18.7.2002
Total pages:	2
Subject:	Press Release: Holcim affiliates in the Philippines to form leading group

File No. 82-4093

Yours sincerely,

Daniela Lengg

Holderbank Financiere Glaris Ltd

dlw 7/18

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona

Phone +41 58 858 87 10
Fax +41 58 858 87 19

File 82-4093

Holcim Info Flash 24/02

Press Release

Holcim affiliates in the Philippines to form leading group

Jona, July 17, 2002 - Since the 1970s, Holcim Ltd has been represented in the Philippines through Alsons Cement Corporation (Alsons). In 1998 Holcim also acquired a second affiliate, Union Cement Corporation (Union). Both companies are listed on the Manila stock exchange.

Union has announced its intention to make an offer for all the shares in Alsons and to become the majority shareholder. Following a Union shareholder's meeting planned for September 2002, Union will acquire 88% of Alsons via a share exchange with Alsons' major shareholder Cemco (holding company). Holcim is also a substantial shareholder of Cemco. A tender offer will then be opened to all remaining Alsons shareholders in accordance with local securities regulations. The transaction should be closed in October 2002. Alsons will then become a subsidiary of Union.

Holcim and local majority partner Bacnotan Consolidated Industries own 76% of Union through a private holding company. Union operates two cement plants on the main island of Luzon and one cement plant in southern Mindanao. Alsons operates one cement plant in northern Mindanao, also serving the central markets of the country. With a combined capacity of approximately 7.5 million tonnes of cement per year, the Union/Alsons group will be a market leader in the Philippines.

With majority and minority interests in over 70 countries on all continents, Holcim is one of the world's leading suppliers of cement, as well as aggregates (gravel and sand), concrete and construction-related services.

****